EXHIBIT 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(In millions)
	Years Ended December 31,
	2002	2001	2000	1999	1998
Earnings:
Income (loss) from continuing operations before taxes	$(27)	$(13)	$131	$27	$59
Add (deduct):
Equity in income of non-consolidated affiliates	—	—	(2)	—	—
Dividends received from non-consolidated affiliates	—	—	1	—	—
Capitalized interest	—	—	—	—	(1)
Fixed charges as described below	36	29	27	27	31

Total	$9	$16	$157	$54	$89

Fixed charges:
Interest expensed and capitalized	$26	$18	$16	$16	$18
Estimated interest factor in rent expense	10	11	11	11	13

Total	$36	$29	$27	$27	$31

Ratio of earnings to fixed charges (1)	—	—	5.8	2.0	2.9

(1)	Income (loss) from continuing operations before taxes was insufficient to cover fixed charges by approximately $27 million and $13 million for the years ended December 31, 2002 and 2001, respectively.